SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS CORPORACION

82-2867

05012259

RECEIVED
2005 NOV -3 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By FEDEX

October 31, 2005

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Third Fiscal Quarter 2005.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (5255) 5229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

Best Regards

P.A

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**7,564,324**	**100**	**7,933,290**	**100**
2	**ACTIVO CIRCULANTE**	**2,162,732**	**29**	**2,198,373**	**28**
3	EFECTIVO E INVERSIONES TEMPORALES	342,798	5	123,155	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,003,022	13	878,869	11
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	124,061	2	176,283	2
6	INVENTARIOS	469,405	6	567,898	7
7	OTROS ACTIVOS CIRCULANTES	223,446	3	452,168	6
8	**LARGO PLAZO**	**77,507**	**1**	**69,453**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	6,326	0	6,282	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	68,506	1	60,446	1
11	OTRAS INVERSIONES	2,675	0	2,725	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,335,736**	**57**	**4,605,748**	**58**
13	INMUEBLES	1,237,552	16	1,218,730	15
14	MAQUINARIA Y EQUIPO INDUSTRIAL	5,406,332	71	5,413,116	68
15	OTROS EQUIPOS	179,711	2	179,606	2
16	DEPRECIACION ACUMULADA	2,615,132	35	2,338,321	29
17	CONSTRUCCIONES EN PROCESO	127,273	2	132,617	2
18	**ACTIVO DIFERIDO (NETO)**	**880,008**	**12**	**1,059,716**	**13**
19	**OTROS ACTIVOS**	**108,341**	**1**	**0**	**0**
20	**PASIVO TOTAL**	**4,639,525**	**100**	**4,975,355**	**100**
21	**PASIVO CIRCULANTE**	**1,794,862**	**39**	**1,502,038**	**30**
22	PROVEEDORES	872,800	19	709,763	14
23	CREDITOS BANCARIOS	421,076	9	379,500	8
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS CIRCULANTES	500,986	11	412,775	8
27	**PASIVO A LARGO PLAZO**	**2,765,858**	**60**	**3,349,822**	**67**
28	CREDITOS BANCARIOS	2,764,280	60	3,344,659	67
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	1,578	0	5,163	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**78,805**	**2**	**123,495**	**2**
33	**CAPITAL CONTABLE**	**2,924,799**	**100**	**2,957,935**	**100**
34	**PARTICIPACION MINORITARIA**	**1,795,372**	**61**	**1,864,775**	**63**
35	**CAPITAL CONTABLE MAYORITARIO**	**1,129,427**	**39**	**1,093,160**	**37**
36	**CAPITAL CONTRIBUIDO**	**2,167,452**	**74**	**2,161,494**	**73**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	27,942	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	950,273	32	950,273	32
39	PRIMA EN VENTA DE ACCIONES	1,189,237	41	1,189,237	40
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,038,025)**	**(35)**	**(1,068,334)**	**(36)**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,706,283	195	5,770,165	195
43	RESERVA PARA RECOMPRA DE ACCIONES	547,440	19	547,440	19
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(7,309,243)	(250)	(7,373,319)	(249)
45	**RESULTADO NETO DEL EJERCICIO**	17,495	1	(12,620)	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**342,798**	**100**	**123,155**	**100**
46	EFECTIVO	174,699	51	123,154	100
47	INVERSIONES TEMPORALES	168,099	49	1	0
18	**CARGOS DIFERIDOS**	**880,008**	**100**	**1,059,716**	**100**
48	GASTOS AMORTIZABLES (NETO)	160,119	18	198,638	19
49	CREDITO MERCANTIL	413,596	47	426,431	40
50	IMPUESTOS DIFERIDOS	279,272	32	415,578	39
51	OTROS	27,021	3	19,069	2
21	**PASIVO CIRCULANTE**	**1,794,862**	**100**	**1,502,038**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,465,767	82	1,181,684	79
53	PASIVOS EN MONEDA NACIONAL	329,095	18	320,354	21
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**500,986**	**100**	**412,775**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	3,155	1	5,131	1
58	OTROS PASIVOS CIRCULANTES SIN COSTO	497,831	99	407,644	99
27	**PASIVO A LARGO PLAZO**	**2,765,858**	**100**	**3,349,822**	**100**
59	PASIVO EN MONEDA EXTRANJERA	2,765,858	100	3,349,822	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	0	0	0	0
30	**OTROS CREDITOS**	**1,578**	**100**	**5,163**	**100**
63	OTROS CREDITOS CON COSTO	1,578	100	5,163	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**78,805**	**100**	**123,495**	**100**
68	RESERVAS	78,805	100	123,495	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,309,243)**	**100**	**(7,373,319)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(122,871)	(2)	(122,871)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(7,186,372)	(98)	(7,250,448)	(98)

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

OTROS CONCEPTOS

(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	367,870	696,335
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	81,402	10,562
74	NUMERO DE FUNCIONARIOS (*)	17	18
75	NUMERO DE EMPLEADOS (*)	1,140	1,113
76	NUMERO DE OBREROS (*)	4,523	4,669
77	NUMERO DE ACCIONES EN CIRCULACION (*)	289,729,708	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**5,047,536**	**100**	**5,068,611**	**100**
2	COSTO DE VENTAS	4,225,835	84	4,215,909	83
3	**RESULTADO BRUTO**	**821,701**	**16**	**852,702**	**17**
4	GASTOS DE OPERACION	580,161	11	619,706	12
5	**RESULTADO DE OPERACION**	**241,540**	**5**	**232,996**	**5**
6	COSTO INTEGRAL DE FINANCIAMIENTO	128,742	3	170,398	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**112,798**	**2**	**62,598**	**1**
8	OTRAS OPERACIONES FINANCIERAS	(15,266)	0	113,078	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**128,064**	**3**	**(50,480)**	**(1)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	126,203	3	35,538	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,861**	**0**	**(86,018)**	**(2)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,509	0	3,065	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**3,370**	**0**	**(82,953)**	**(2)**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	25,447	1
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**3,370**	**0**	**(108,400)**	**(2)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(7,920)	0	(134,198)	(3)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**11,290**	**0**	**25,798**	**1**
19	PARTICIPACION MINORITARIA	(6,205)		38,418	1
20	**RESULTADO NETO MAYORITARIO**	**17,495**		**(12,620)**	

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2005**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**5,047,536**	**100**	**5,068,611**	**100**
21	NACIONALES	1,608,286	32	1,456,001	29
22	EXTRANJERAS	3,439,250	68	3,612,610	71
23	CONVERSION EN DOLARES (***)	456,887	9	427,817	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**128,742**	**100**	**170,398**	**100**
24	INTERESES PAGADOS	267,661	208	233,207	137
25	PERDIDA EN CAMBIOS	0	0	57,517	34
26	INTERESES GANADOS	11,587	9	6,406	4
27	GANANCIA EN CAMBIOS	86,097	67	0	0
28	RESULTADO POR POSICION MONETARIA	(41,235)	(32)	(113,920)	(67)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(15,266)**	**100**	**113,078**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(15,266)	(100)	113,078	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**126,203**	**100**	**35,538**	**100**
32	I.S.R.	37,054	29	24,050	68
33	I.S.R. DIFERIDO	69,263	55	(7,978)	(22)
34	P.T.U.	18,638	15	18,735	53
35	P.T.U. DIFERIDA	1,248	1	731	2

(***) DATOS EN MILES DE DOLARES

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	5,368,897	5,241,268
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	6,818,264	6,670,012
39	RESULTADO DE OPERACION (**)	294,058	359,336
40	RESULTADO NETO MAYORITARIO (**)	(32,477)	186,280
41	RESULTADO NETO (**)	(47,048)	218,958

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,566,350**	**100**	**1,683,958**	**100**
2	COSTO DE VENTAS	1,327,203	85	1,424,258	85
3	**RESULTADO BRUTO**	**239,147**	**15**	**259,700**	**15**
4	GASTOS DE OPERACION	200,324	13	206,920	12
5	**RESULTADO DE OPERACION**	**38,823**	**2**	**52,780**	**3**
6	COSTO INTEGRAL DE FINANCIAMIENTO	81,568	5	42,739	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(42,745)**	**(3)**	**10,041**	**1**
8	OTRAS OPERACIONES FINANCIERAS	(5,759)	0	45,236	3
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(36,986)**	**(2)**	**(35,195)**	**(2)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	29,172	2	(37,884)	(2)
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(66,158)**	**(4)**	**2,689**	**0**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,094	0	6,108	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(65,064)**	**(4)**	**8,797**	**1**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	25,447	2
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(65,064)**	**(4)**	**(16,650)**	**(1)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	(7,920)	(1)	(1,860)	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**(57,144)**	**(4)**	**(14,790)**	**(1)**
19	PARTICIPACION MINORITARIA	(4,315)		4,629	0
20	**RESULTADO NETO MAYORITARIO**	**(52,829)**	**(3)**	**(19,419)**	**(1)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS | TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL | **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,566,350**	**100**	**1,683,958**	**100**
21	NACIONALES	564,094	36	634,819	38
22	EXTRANJERAS	1,002,256	64	1,049,139	62
23	CONVERSION EN DOLARES (***)	146,489	9	140,797	8
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**81,568**	**100**	**42,739**	**100**
24	INTERESES PAGADOS	91,484	112	72,907	171
25	PERDIDA EN CAMBIOS	0	0	27,735	65
26	INTERESES GANADOS	4,453	5	1,616	4
27	GANANCIA EN CAMBIOS	(12,137)	(15)	0	0
28	RESULTADO POR POSICION MONETARIA	(17,600)	(22)	(56,287)	(132)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(5,759)**	**100**	**45,236**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(5,759)	(100)	45,236	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**29,172**	**100**	**(37,884)**	**100**
32	I.S.R.	14,127	48	(189)	0
33	I.S.R. DIFERIDO	8,479	29	(38,704)	(102)
34	P.T.U.	6,086	21	734	2
35	P.T.U. DIFERIDA	480	2	275	1

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**11,290**	**25,798**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	315,385	335,913
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**326,675**	**361,711**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	211,342	53,121
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**538,017**	**414,832**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(337,368)	(399,047)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(337,368)**	**(399,047)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(29,741)**	**(75,121)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	170,908	(59,336)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	171,890	182,491
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	342,798	123,155

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**315,385**	**335,913**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	246,935	288,864
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	68,450	47,049
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**211,342**	**53,121**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(115,880)	(162,365)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	127,849	(101,176)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	152,332	214,937
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	2,986	110,782
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	44,055	(9,057)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(337,368)**	**(399,047)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	200,196	(236,179)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(378,598)	(159,274)
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(157,051)	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(1,915)	(3,594)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(29,741)**	**(75,121)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(29,741)	(75,121)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
	RENDIMIENTO		
1	RESULTADO NETO A VENTAS NETAS	0.22 %	0.51 %
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(2.88) %	17.04 %
3	RESULTADO NETO A ACTIVO TOTAL (**)	(0.62) %	2.76 %
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00 %	0.00 %
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	365.23 %	441.58 %
	ACTIVIDAD		
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.90 veces	0.84 veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.57 veces	1.45 veces
8	ROTACION DE INVENTARIOS (**)	12.18 veces	9.63 veces
9	DIAS DE VENTAS POR COBRAR	47 días	41 días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	11.30 %	8.57 %
	APALANCAMIENTO		
11	PASIVO TOTAL A ACTIVO TOTAL	61.33 %	62.71 %
12	PASIVO TOTAL A CAPITAL CONTABLE	1.59 veces	1.68 veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	91.21 %	91.08 %
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	63.79 %	72.73 %
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.90 veces	1.00 veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.47 veces	1.34 veces
	LIQUIDEZ		
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.20 veces	1.46 veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.94 veces	1.09 veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.47 veces	0.44 veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	19.10 %	8.20 %
	ESTADO DE CAMBIOS		
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	6.47 %	7.14 %
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	4.19 %	1.05 %
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	2.01 veces	1.78 veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00 %	100.00 %
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	0.00 %	0.00 %
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	100.00 %	100.00 %

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (.11)	$ .75
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .97
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (.24)	$ (.68)
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ (.07)	$ (.85)
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ (.02)	$ (.96)
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 3.90	$ 4.80
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	.89 veces	.73 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	(31.09) veces	4.53 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $246,935 EN 2005 Y $ 288,864 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 14.6 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Final

SANLUIS Corporación, S.A. de C.V. y subsidiarias
Resultados al 3er. Trimestre de 2005
(Cifras Millones de US Dólares)

México D.F. a octubre 28, 2005. SANLUIS Corporación, S.A. de C.V. (BMV : SANLUIS), una empresa industrial mexicana dedicada a la manufactura de autopartes (componentes de Suspensión y Frenos), informa sus resultados obtenidos en el tercer trimestre de 2005.

Las ventas del tercer trimestre de 2005 fueron de US$ 146.5 millones, y de US$ 456.9 millones para los primeros nueve meses del año.
La UAFIRDA (Utilidad de Operación antes de depreciación, intereses e impuestos; EBITDA por sus siglas en inglés) fue de US$ 11.4 millones (8% a ventas) en el tercer trimestre de 2005, y de US$ 44.2 millones (10% a ventas) para el acumulado del año.
De la comparación contra el mismo trimestre del año pasado, las ventas crecen en 4% mientras que la UAFIRDA disminuye 10%; comparando contra los primeros nueve meses del año anterior, las ventas crecen en 7% y la UAFIRDA se mantiene prácticamente igual.

Dados los niveles de ventas logrados en los primeros nueve meses de 2005, los resultados operativos consolidados de SANLUIS son ligeramente superiores a los del mismo periodo del año anterior. Gracias a mayores productividades en planta y menores gastos de operación, de manera parcial continuamos acercándonos a los niveles de rentabilidad operativa que sostuvimos en el pasado.

Para el periodo enero-septiembre de 2005, las ventas de la División Suspensiones (83% del volumen de ventas) fueron 15% superiores a las del año anterior, presentando en casi todas las líneas de producto importantes incrementos en términos de dólares (Muelles: +15%, Resortes: +24%); mientras que en la División Frenos (17% del volumen de ventas) las ventas decrecieron en 19% durante este periodo, debido principalmente a la elevada concentración en ventas de plataformas que ya están llegando al final de su ciclo de producción y el lento arranque de aquellas plataformas que las sustituirán.

SANLUIS Corporación, S.A. de C.V
Resultados Consolidados
(cifras en millones de dólares)

	2004				Total 2004	2005			Últimos 12 meses
Trimestre #	1	2	3	4		1	2	3	
Ventas por División									
- Suspensiones	101.8	116.1	111.7	123.3	452.9	124.7	131.8	121.0	500.8
- Frenos	33.9	35.2	29.1	29.1	127.3	26.7	27.2	25.5	108.5
Total Ventas	135.7	151.3	140.8	152.4	580.2	151.4	159.0	146.5	609.3
Uafirda	15.9	15.4	12.7	13.1	57.1	15.2	17.6	11.4	57.3
Margen (Uafirda/Vtas.)	12%	10%	9%	9%	10%	10%	11%	8%	9%

El margen operativo (UAFIRDA/Ventas) en los primeros nueve meses del año es

prácticamente igual al obtenido en el mismo periodo del año anterior (10%), debido a los mejores niveles de venta y rentabilidad alcanzados en el negocio de Suspensiones en la región NAFTA (64% de las ventas consolidadas), así como en las operaciones de Suspensiones-Brasil (19% de las ventas), los que compensan el bajo desempeño de la División Frenos (17% de las ventas) en donde se reportan menores niveles de UAFIRDA, debido a la fuerte caída en ventas (por las razones explicadas en el párrafo anterior), que no pudo ser compensada individualmente a pesar de los menores costos fijos de manufactura que se lograron en tal división; sin embargo, se espera revertir tal caída a través de la diversificación de productos y la incorporación de nuevas plataformas durante 2006.

La mayor UAFIRDA del negocio de Suspensiones contra el tercer trimestre del año anterior y contra los primeros tres trimestres acumulados, es resultado de la excelente participación de mercado que la empresa ha logrado en el segmento de Camiones Ligeros en los Estados Unidos, segmento que representa el 54% del mercado automotriz norteamericano y que aún mantiene elevados niveles de crecimiento, así como la compensación al alto costo del acero que se ha podido lograr mediante mayores volúmenes de venta en nuevos contratos a precios actualizados, menores gastos fijos de planta, mayores productividades y una mayor diversificación en las fuentes de suministro de materia prima que nos están haciendo regresar paulatinamente a los niveles de rentabilidad operativa que tuvimos en el pasado.

Por otra parte, y debido a la revaluación del tipo de cambio peso/dólar de enero a septiembre de 2005 se ha generado una utilidad cambiaria por el nivel de endeudamiento neto en dólares que la empresa tiene, lo que aunado a las ganancias monetarias sobre la posición pasiva neta de la empresa, producen finalmente una utilidad neta de US $1.6 millones contra la pérdida de US $1.1 millones reportada en el mismo periodo del año pasado.

En términos de generación de efectivo, la empresa pudo lograr un mayor nivel de efectivo disponible gracias a menores inversiones en Maquinaria y Equipo, importantes reducciones de inventarios de materia prima y racionalización en las compras de acero, mejorando los días de financiamiento que en promedio obtenemos de nuestros principales proveedores.

Al cierre de septiembre, la empresa se encuentra al corriente en el cumplimiento de todas las obligaciones derivadas de sus contratos de crédito reestructurados en 2002.

SANLUIS

SANLUIS es una empresa dedicada a la producción de componentes para suspensiones y frenos, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: Muelles (parabólicas y multi-hoja), Resortes, Barras de Torsión, Bujes hule-metal, y Barras Estabilizadoras. En el negocio de Frenos se producen Discos y Tambores.

SANLUIS-Rassini tiene una participación del 89% en el mercado de muelles para camiones ligeros en la región NAFTA (Estados Unidos, México y Canadá). En el negocio de Frenos, SANLUIS-Rassini tiene una participación del 12% en el

segmento de vehículos ligeros en Estados Unidos y México. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford Motor Company, Daimler-Chrysler, Nissan, Volkswagen y Toyota.

SANLUIS Corporación, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

30 DE SEPTIEMBRE DE 2005 Y DE 2004

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 30 de septiembre de 2005, excepto tipos de cambio que se presentan en pesos de valor nominal e importes por acción

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. La mayoría de las ventas de la compañía están denominadas en dólares (80% en 2005) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés). Las principales subsidiarias y asociadas se mencionan a continuación:

Compañía	Actividad	Participación accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co - Inter, S. A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V.	100
SANLUIS Rassini Autopartes, S. A.de C. V. (SRA)	Tenedora de las acciones de las subsidiarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S. A. de C. V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S. A. de C. V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufactura y venta de barras de Torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS Developments, LLC	100
SANLUIS Developments, LLC	Tenedora de Fundimak, S. A. de C. V.	47.8
Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V.)	Manufactura y venta de discos y tambores para sistemas de frenos	44.6

Asociada:

Brembo Rassini, S. A. de C. V.	Manufactura y venta de discos y tambores para sistemas de frenos	24

SANLUIS Developments, LLC

El 20 de septiembre de 2000 J.P. Morgan and Partners (JPM) y American Industrial Partners Capital Fund III, L. L. P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, LLC. Dichas Unidades, pueden ser adquiridas por SANLUIS en cualquier tiempo, mediante pago en efectivo (en dólares) y, sujeto a ciertas condiciones. En caso de que JPM y AIP decidan venderlas y SANLUIS no las adquiera, podrían ser vendidas a terceros

En 2002 JPM y AIP efectuaron un aumento de capital en SANLUIS Developments, LLC, por $54,514 (US$5.2 millones). La participación de JPM y AIP en SANLUIS Developments, LLC, es del 52.4%; sin embargo, SANLUIS Investments, LLC, tiene el control y la administración de aquella por mantener el 51% de las acciones con derecho a voto.

Venta de activos no estratégicos

En junio de 2002 la compañía vendió su inversión en Minas Luismin, S. A. de C. V. y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (actualmente Goldcorp Inc.) recibiendo un pago en efectivo de US$75 millones, 9,084,090 acciones comunes de Wheaton River Minerals Ltd.; así como el derecho a recibir un pago contingente representado por 11,355,113 acciones, en caso de que el precio promedio de la plata se mantuviera como mínimo en US$5 por onza durante un período de sesenta días consecutivos entre junio de 2002 y junio de 2004. A principios de octubre de 2003 se cumplieron las condiciones para que la compañía ejerciera su derecho y recibió las acciones correspondientes, las cuales se clasificaron en el balance general como operaciones discontinuadas con la finalidad de identificar claramente en los estados financieros las operaciones remanentes del negocio minero. Durante 2004 la compañía continuó la desinversión de estos y otros activos relacionados con este negocio, los cuales se encuentran registrados como un activo en el renglón S07 en septiembre 2004; a la fecha de este reporte ya fueron concretadas estas operaciones reflejándolas en los renglones S03 y S19.

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros, se resumen a continuación.

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA), emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- Los inventarios y el costo de ventas se actualizan utilizando costos de

reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado. Los rendimientos correspondientes se registran en los resultados del año.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan a su costo el cual se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo

y se actualizan mediante la aplicación de factores derivados del INPC.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones en acciones y en caso de existir indicios de deterioro su valor en libros se ajusta a su valor estimado de realización.

g. Revisión del valor en libros de los activos de larga duración

Las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP no tuvo impacto en los resultados y situación financiera de la compañía, ya que ésta evalúa periódicamente el valor de recuperación de sus activos de larga duración con base en el valor presente de los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excediera el valor descontado se reconocería una pérdida de valor.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se expresa a su valor actualizado, determinado mediante la aplicación a su valor original de factores derivados del INPC, menos la correspondiente amortización acumulada. De conformidad con el Boletín B-7 "Adquisiciones de Negocios", a partir del 1 de enero de 2005 el crédito mercantil existente dejó de amortizarse y se evaluará su recuperabilidad anualmente a través de pruebas de deterioro.

i. Impuesto sobre la Renta (ISR) diferido y Participación de los Trabajadores en la Utilidad (PTU) diferida

La compañía reconoce los efectos del ISR diferido aplicando la tasa de impuesto vigente en el momento en que se estima que todas las diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros, se recuperarán o liquidarán.

La PTU diferida se registra solamente con base en aquellas diferencias temporales entre la utilidad neta del ejercicio contable y la fiscal aplicable para PTU, que se presume razonablemente provocarán un pasivo o un beneficio en el futuro.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al terminar la relación laboral después de 15 años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales.

Las modificaciones a los planes, las variaciones en supuestos y el activo de

transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente 20 años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

l. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los estados financieros de las subsidiarias extranjeras clasificadas como entidades extranjeras que se incluyen en la consolidación se actualizan con el INPC del país en que la entidad reporta sus operaciones y posteriormente se convierten al tipo de cambio vigente al cierre del ejercicio. Al 30 de septiembre de 2005 y de 2004 las diferencias originadas por fluctuaciones en el tipo de cambio no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. (Pérdida) utilidad por acción

La (pérdida) utilidad por acción se calcula dividiendo la (pérdida) utilidad de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (véase Nota 5a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SISA se registran de acuerdo con el Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto a nivel consolidado se clasificó después de operaciones entre accionistas como aportación de los accionistas minoritarios, y se actualiza utilizando factores derivados del INPC.

Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad (pérdida) integral está representada por la (pérdida) utilidad neta, más los efectos del resultado por tenencia de activos no monetarios y la ganancia (pérdida) por la conversión de moneda extranjera, así como por aquellas partidas que por disposición específica se reflejan en el capital contable y no constituyen aportaciones, reducciones y distribuciones de

capital, y se actualiza aplicando factores derivados del INPC

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por incurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Nuevos pronunciamientos contables

A partir del 1 de enero de 2005 entraron en vigor las disposiciones del Boletín B-7 "Adquisiciones de Negocios", emitido por el IMCP. Este boletín establece reglas más precisas y actualizadas para el tratamiento contable de adquisiciones de negocios e inversiones en entidades asociadas, adopta el método de compra como regla única de valuación para la adquisición de negocios, modifica el tratamiento contable del crédito mercantil y elimina su amortización, sujetándolo a las reglas de deterioro. Los efectos de adoptar este boletín en lo relativo a la amortización del crédito mercantil se mencionan en la Nota 2h.

El Boletín B-7 también complementa el tratamiento contable de los activos intangibles reconocidos en una adquisición de negocios y da reglas específicas en la adquisición del interés minoritario y para transferencias de activos o intercambio de acciones entre entidades bajo control común. La adopción de este boletín no tuvo ninguna repercusión en los resultados y situación financiera de la compañía ya que las políticas contables utilizadas actualmente son consistentes con el tratamiento establecido en el Boletín B-7.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$)

Al 30 de septiembre de 2005 el tipo de cambio fue de $10.8341 por dólar americano ($11.4180 al 30 de septiembre de 2004). La compañía no cuenta con instrumentos de protección contra riesgos cambiarios, sin embargo, cuenta con una cobertura natural, ya que el 80% de ventas están denominadas en esta moneda.

NOTA 4 - DEUDA A CORTO Y LARGO PLAZOS:

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

Al 30 de septiembre de 2005 la deuda del Grupo Suspensiones asciende a $2,152,129 (US$198.6 millones) y se divide en un Bloque "A" por $1,541,376 (US$142.3 millones) y un Bloque "B" por $610,752 (US$56.3 millones). El

Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohíben, entre otras cosas, la posibilidad de decretar dividendos, incurrir en deuda adicional, otorgar activos en garantía, efectuar algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

El 27 de julio de 2005, se firmó un convenio modificatorio "Amendment Agreement" con los bancos acreedores del RCA, en donde se modifican algunos términos incluidos en el contrato original, entre los cuales destacan: a) la modificación en los importes de las amortizaciones, b) el plazo de vencimiento de las mismas, pasando del 31 de diciembre de 2008 al 15 de junio de 2010; c) la modificación de algunas restricciones financieras y ciertos términos y condiciones incluidas en el contrato original.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta el 15 de junio del 2010, siempre y cuando se haya venido cumpliendo con el nuevo programa de amortización, ya que de lo contrario los bancos acreedores tendrían derecho a una sobre tasa de 2 puntos porcentuales adicionales a partir del 1 de enero del 2007.

A la fecha de los estados financieros se cumple con las restricciones financieras establecidas en el contrato

Eurobonos y Europapel Comercial

En diciembre de 2002 la compañía concluyó la reestructuración de una emisión de Eurobonos por US$200 millones y de su programa de Europapel Comercial por US$77.5 millones, logrando la aceptación del 94% de los tenedores de los Eurobonos y del 75% de los tenedores de Europapel Comercial. Durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado aceptaron hacerlo en términos y condiciones similares al resto de sus acreedores, por lo que la compañía adquirió deuda a descuento por $178,364 (US$15.6) y $12,326 (US$1.1) en cada uno de esos años, al 30 de septiembre de 2005 se ha adquirido deuda a descuento por $ 8,375 (US$ 0.8)

La deuda no reestructurada de los tenedores de Eurobonos asciende a $73,541 (US$6.8 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $72,371 (US6.7 millones) y se presenta en los estados financieros consolidados como una obligación a corto plazo.

Emisión de obligaciones con vencimiento en 2010

En diciembre de 2002 SISA emitió US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 30 de septiembre de 2005 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $634,827 (US$58.6 millones).

Crédito simple y revolvente de Fundimak

El 28 de junio de 2004 Fundimak obtuvo una línea de crédito de Comerica Bank México, S. A. que incluye un crédito simple a plazo determinado hasta por US$25 millones y un crédito revolvente hasta por US$15 millones, este último no ha sido ejercido y por acuerdo de las partes en septiembre de 2005 está línea fue cancelada.

Al 31 de diciembre de 2004 Fundimak había ejercido la totalidad del crédito simple, el cual causa intereses a la tasa LIBOR más 2.75 puntos y es pagadero en 20 amortizaciones trimestrales de US$1.25 millones, más intereses sobre saldos insolutos, a partir de septiembre de 2004.

Las disposiciones que se realicen del crédito revolvente serán exigibles 90 días posteriores a su fecha de ejercicio y causarán intereses a la tasa resultante de adicionar a la LIBOR 2.25 puntos.

El crédito está garantizado con una hipoteca industrial sobre el inmueble, construcciones, maquinaria y equipo, inventarios y cuentas por cobrar de Rassini Frenos, S. A. de C. V. (Rassini Frenos) e Inmobiliaria Rassini, S. A. de C. V., en su carácter de obligados solidarios.
A la fecha del presente reporte, la compañía cumple con las razones financieras establecidas en los diferentes contratos de crédito, excepto en el caso de las razones financieras de "Relación de cobertura de interés", "relación de cobertura de servicio de deuda" y "relación de apalancamiento", establecidas en el contrato de financiamiento del negocio de frenos. La compañía está en pláticas con su acreedor para obtener la dispensa correspondiente y considera que no habrá problema para obtenerla, en los mismos términos a la obtenida sobre el incumplimiento de ciertas razones financieras al mes de junio de 2005

NOTA 5 - INVERSIÓN DE LOS ACCIONISTAS:

a. Reestructura accionaria

Al 31 de diciembre de 2003 las acciones autorizadas y suscritas (por series) del capital social de la compañía eran como se muestra a continuación:

Número de acciones

Serie	Autorizadas	En tesorería	Recompradas	Suscritas y en circulación
"A"	108,874,950	(1,210,500)		107,664,450

"B"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"C"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
"D"	54,437,472	(10,835,766)	(3,504,000)	40,097,706
	272,187,366	(33,717,798)	(10,512,000)	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derechos de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" eran de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tenían derecho a recibir un dividendo preferente anual acumulativo de $.0048 por acción, equivalente al 5% del valor teórico de las acciones.

Para efectos de cotización en el mercado de valores de México, la compañía había emitido Certificados de Participación Ordinarios (CPOs), representados por una acción Serie "B", una Serie "C" y una "D". Las acciones de la Serie "A" cotizaban por separado.

En Asambleas Especiales de Accionistas de las Series "A", "B","C" y "D" y en Asamblea General Extraordinaria de Accionistas celebradas el 26 de noviembre de 2004 se autorizó llevar a cabo la reestructuración del capital social de SANLUIS como se describe a continuación:

1. Cancelar las 33,717,798 acciones que se mantenían en la Tesorería de la Sociedad pendientes de suscripción y pago.

2. Cancelar las 10,512,000 acciones que habían sido recompradas.

3. Llevar a cabo el pago del dividendo preferente anual acumulado devengado a partir del año 1998 y hasta noviembre de 2004, a que tenían derecho las acciones en circulación de la Serie "D" por una cantidad total acumulada de $1,353, equivalente a $0.034 por acción, previamente a su conversión en acciones de la Serie "A".

4. Convertir anticipadamente las 40,097,706 acciones de la Serie "D" en igual número de acciones de la Serie "A".

5. Modificar la composición de los CPOs que cotizaban en el mercado, con el fin de que en lo sucesivo las 147,762,156 acciones de la Serie "A", que incluyen las 40,097,706 nuevas acciones de dicha serie provenientes de la conversión de las acciones de la Serie "D", coticen en el mercado en forma independiente, pero ahora bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "A" (CPOs - A), y las acciones de las Series "B" y "C" coticen en el mercado bajo nuevos CPOs que amparan cada uno de ellos una acción de la Serie "B" ordinaria con derechos de voto pleno y una acción de la Serie "C" sin derecho de voto (CPOs - BC).

6. Aumentar la parte fija del capital social en $5,957, a pagarse mediante la capitalización de dicha suma de la cuenta de utilidades acumuladas pendientes de distribuir, emitiéndose para representar dicho aumento 30,886,070 nuevas acciones de la Serie "B" y 30,886,070 nuevas acciones de la Serie "C", las cuales se entregaron a los accionistas a razón de 0.1354904567 de acción Serie "B" y de 0.1354904567 de acción Serie "C" por cada una de las acciones de la Sociedad en circulación de que eran tenedores; en el concepto de que dichas nuevas acciones de la Serie "B" y de la Serie "C" se entregaron a los accionistas integradas en CPOs, a razón de un nuevo CPO por cada 7.380594811

acciones en circulación de que los accionistas eran tenedores.

Después de estos acuerdos, el capital social al 30 de septiembre de 2005 está integrado como se muestra a continuación:

Serie	Acciones autorizadas, suscritas y en circulación
"A"	147,762,156
"B"	70,983,776
"C"	70,983,776
	289,729,708

b. Emisión de obligaciones convertibles en acciones de una subsidiaria

En diciembre de 2002 SISA emitió US$76.2 millones de obligaciones que serán convertibles obligatoriamente en acciones Serie "B" de SISA, si la compañía no liquidara el saldo principal y sus intereses antes del 30 de junio de 2011 o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 30 de septiembre de 2005 el saldo del principal asciende a $ 825,741 (véase Nota 2n.).

c. Disposiciones fiscales en relación al pago de dividendos

En caso de pagarse dividendos con cargo a utilidades acumuladas que provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), no se causará un impuesto, de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). Los dividendos preferentes mencionados en el inciso a.3. de esta nota estuvieron exentos por provenir de la CUFIN.

En caso de reducción de capital, se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR.

NOTA 6 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD, IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

El resultado fiscal difiere del resultado contable consolidado debido, principalmente, a las diferencias de carácter permanente originadas por el reconocimiento de los efectos de la inflación sobre diferentes bases y a los gastos no deducibles. El ISR corriente de 2005 está representado por los impuestos causados por sus subsidiarias ubicadas en Brasil y Estados Unidos de América que no participan en la consolidación fiscal.

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. A partir de 2005 la participación consolidable para efectos fiscales es del 100%.

Adicionalmente, las modificaciones a la LISR incluyeron:

1. Reducir la tasa del ISR del 33% que aplicó para 2004 a 30% en 2005, y

anualmente se reducirá en 1% hasta llegar a 28% en 2007.

2. A partir de 2005 la deducción fiscal de los inventarios a través de las compras cambió por la deducción del costo de ventas. Esto implica que la compañía optó por deducir en 2005 el costo de las existencias al 31 de diciembre de 2004, siempre y cuando acumule en un período de cuatro a doce años el valor fiscal de dicho inventario, determinado con base en las reglas contenidas en la misma ley, disminuido, en su caso, de las pérdidas fiscales pendientes de amortizar al 31 de diciembre de 2004.

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 7 MERCADO

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá.

Tres de los clientes de la compañía representan el 77% de sus ventas netas al 30 de septiembre de 2005. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	804,390,215	99.99	1,149,082	514,107
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	600,762
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	384,048,808	99.99	701,105	1,796,502
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,437,683**	**2,911,371**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	68,506
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**68,506**
OTRAS INVERSIONES PERMANENTES					**2,675**
T O T A L					**2,982,552**

OBSERVACIONES

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc. (banco agente	20/09/2001	9.00	0	0	0	0	0	0	0	0	72,371	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	73,541	0	0
RCA (Reestructured Credit Ag	31/12/2008	7.37	0	0	0	0	0	0	0	0	65,005	195,014	303,355	335,857	1,252,898	0
Emisión de obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	634,827
Comerica	27/06/2009	6.70	0	0	13,543	40,628	54,170	54,171	54,170	0	0	0	0	0	0	0
Préstamos Brasil	15/05/2008	20.70	0	0	0	0	0	0	0	0	454	34,061	944	347	0	0
TOTAL BANCARIOS			**0**	**0**	**13,543**	**40,628**	**54,170**	**54,171**	**54,170**	**0**	**137,830**	**229,075**	**304,299**	**409,745**	**1,252,898**	**634,827**
PROVEEDORES																
PROVEEDORES																
CIA SIDERURGICA DE CALIFORNI	24/09/2005		0	0	298,219	0	0	0	0	0	0	0	0	0	0	0
SUMITOMO CANADA LIMITED	13/01/2006		0	0	0	0	0	0	0	0	0	172,915	0	0	0	0
ACEROS VILLARES	08/11/2005		0	0	0	0	0	0	0	0	45,679	0	0	0	0	0
STEELCO. INC	25/10/2005		0	0	0	0	0	0	0	0	39,592	0	0	0	0	0
GERDAU	04/11/2005		0	0	0	0	0	0	0	0	11,886	0	0	0	0	0
MONROE DE MEXICO, S.A. de C.	17/10/2005		0	0	16,128	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO	23/10/2005		0	0	8,596	0	0	0	0	0	0	0	0	0	0	0
VOLCLAYS DE MEXICO, S.A. de	25/11/2005		0	0	4,387	0	0	0	0	0	0	0	0	0	0	0
ARTICULOS FERROMETALES, S.A.	19/10/2005		0	0	3,846	0	0	0	0	0	0	0	0	0	0	0
HYLSA PUEBLA, S.A. de C.V.	30/09/2005		0	0	3,703	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			111,932	0	0	122,114	0	0	0	0	33,803	0	0	0	0	0
TOTAL PROVEEDORES			**111,932**	**0**	**334,879**	**122,114**	**0**	**0**	**0**	**0**	**130,960**	**172,915**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			217,163	0	1,577	282,246	1,578	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**217,163**	**0**	**1,577**	**282,246**	**1,578**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

FILE No.82-2867

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			329,095	0	349,999	444,988	55,748	54,171	54,170	0	268,790	401,990	304,299	409,745	1,252,898	634,827

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.8341 PESOS POR DÓLAR AMERICANO

Como se menciona en la nota 4 a los estados financieros, la compañía entró en un programa de reestructura la cual concluyó en diciembre 2002, dentro de la cual se incluyó un programa de Europapel Comercial por US$ 77.5 millones, donde se logró la aceptación del 75% de los tenedores, durante 2004 y 2003 algunos de los tenedores que originalmente no habían reestructurado, aceptaron hacerlo en los mismos términos y condiciones. Este instrumento se considera a corto plazo por las características y condiciones de su emisión original, donde los plazos eran de 90 a 180 días, con cobro de intereses en forma anticipada, la deuda no reestructurada por $ 72,371 miles (US$ 6.7 millones) fue la parte de los tenedores que no se incorporaron a dicha reestructura.

Se incluyen los pasivos de los principales proveedores, considerando el saldo al 30 de septiembre de 2005, con vencimientos de acuerdo a las condiciones actuales con cada uno de ellos, haciéndose revolventes con el transcurso del tiempo, dependiendo del volumen de operaciones que mantengan las compañías del grupo.

El saldo de otros pasivos se integra principalmente por provisiones de gastos de operación, prestaciones al personal, prestación de servicios e intereses que se van devengando en el transcurso del tiempo, los cuales se van haciendo revolventes y son pagados conforme su exigibilidad la cual es muy variable, incluye Cupon Cero por $4,733 miles de pesos con vencimientos trimestrales.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**122,822**	**1,330,666**	**21,709**	**235,197**	**1,565,863**
PASIVO	**369,725**	**4,005,637**	**20,859**	**225,988**	**4,231,625**
CORTO PLAZO	114,433	1,239,779	20,859	225,988	1,465,767
LARGO PLAZO	255,292	2,765,858	0	0	2,765,858
SALDO NETO	**(246,903)**	**(2,674,971)**	**850**	**9,209**	**(2,665,762)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $10.8341 PESOS POR DÓLAR AMERICANO, EN LA COLUMNA DE OTRAS MONEDAS, LA MONEDA ORIGEN ES EL REAL Y EL TIPO DE CAMBIO FUE $2.2214

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,360,573	4,924,543	3,563,971	0.00	0
FEBRERO	1,870,083	4,757,071	2,886,988	0.33	9,527
MARZO	1,936,652	4,567,610	2,630,958	0.45	11,839
ABRIL	2,003,252	4,751,096	2,747,844	0.35	9,617
MAYO	1,845,184	4,891,150	3,045,965	(0.25)	(7,615)
JUNIO	1,979,276	4,947,926	2,968,649	(0.09)	(2,672)
JULIO	2,187,241	4,388,464	2,201,223	0.39	8,585
AGOSTO	2,117,214	4,264,352	2,147,139	0.11	2,362
SEPTIEMBRE	2,027,284	4,232,256	2,204,972	0.42	9,261
ACTUALIZACION:	0	0	0	0.00	331
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**41,235**

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,165	75
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	5,740	49
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	88
RASSINI	FABRICACION Y VENTA DE BARRAS	4,122	50
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	4,200	90
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,500	57
BYPASA (1)	FABRICACION Y VENTA DE BUJES	44,000	74
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	58,000	97
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	3,200	98
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	4,000	38

OBSERVACIONES

OBSERVACIONES
(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
SOLERA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		55.60
	ACEROS VILLARES (BRASIL)		SLATER STEELS INC.		
	GERDAU (BRASIL)				
BARRA REDONDA	CIA. SIDERURGICA DE CALIFORNI		NORAMBAR		
	ACEROS VILLARES (BRASIL)		ASCOMETAL ALLEVARD		
	GERDAU (BRASIL)		SLATER STEELS INC.		
CHATARRA DE 1a. AUTOMOTRIZ	HYLSA PUEBLA				24.50

OBSERVACIONES

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	6,634,397	2,299,151	71,993	255,204		RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.	1,540,218	139,897	822,130	65,764		RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES	3,269,528	291,255	2,238,210	165,330		RASSINI	ARMADORAS AUTC
(PZAS) DISCOS TAMBORES, ROTORES RASSINI FRENOS	5,424,880	736,835	2,110,220	184,075		RASSINI	ARMADORAS AUTC
(TONS) BRASIL	45,076	775,229	43,517	932,270		RNA	
(PZAS) BUJES	1,170,700	4,909	1,170,700	5,643			
TOTAL		4,247,276		1,608,286			

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			5,946,496	2,484,740	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTC
(PZAS) BARRAS DE TORSION PIEDRAS N.			755,507	103,251	E.U.A.	RASSINI	ARMADORAS AUTC
(PZAS) RESORTES HELICOIDALES			1,083,678	118,185	E.U.A.	RASSINI	ARMADORAS AUTC
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			3,314,660	693,023	E.U.A.	RASSINI	ARMADORAS AUTC
(TONS) BRASIL			1,860	40,051		RNA	ARMADORAS AUTC
TOTAL				3,439,250			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a muelles y resortes; en los casos de Brasil y Resortes USA se consideran las ventas realizadas en estos países como nacionales y las realizadas fuera de estos como exportación.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 3 AÑO: **2005**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		11	147,762,156		147,762,156		14,250	
B		11	70,983,776			70,983,776	6,846	
C		11	70,983,776			70,983,776	6,846	
TOTAL			289,729,708	0	147,762,156	141,967,552	27,942	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
289,729,708

PROPORCION DE ACCIONES POR :

CPO's : VER NOTAS
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B' y 'C' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIE SE INTEGRAN EN 70,983,776 CPO'S LOS CUALES SE PODRAN IDENTIFICAR COMO CPO'S-BC Y COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' Y UNA 'C'.

LAS ACCIONES DE LA SERIE 'A' COTIZAN INDIVIDUALMENTE. LA TENENCIA DE DICHAS ACCIONES SE REALIZA A TRAVÉS DE "CPOs-A" QUE REPRESENTAN CADA UNO DE ELLOS U ACCIÓN "A".

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2005**

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NINGUNA DE IMPORTANCIA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

ANEXO 14 Información relacionada al boletin B-15

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	2.8578	2.2214
Tipo de cambio promedio	2.9723	2.4930

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	11.4180	10.8341
Tipo de cambio promedio	11.2734	11.9589

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 30 de septiembre de 2005 y 2004 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS

FECHA: 28/10/2005 11:05

SANLUIS CORPORACION , S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluisrassini.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** FECHA: 28/10/2005 11:05

SANLUIS CORPORACION , S. A. DE C. V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. JUAN PABLO ROSAS PEREZ
DOMICILIO:	CAMPOS ELISEOS 345
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	52795400
FAX:	52807614

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** FECHA: 28/10/2005 11:05

SANLUIS CORPORACION , S. A. DE C. V.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ANTONIO OLIVO FARIAS
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	aolivo@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	CONTRALOR GENERAL
NOMBRE:	C.P. PABLO GOMEZ LOPEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	pgomezl@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI	**C.P. JUAN PABLO SANCHEZ KANTER**
DIRECTOR GENERAL DE FINANZAS Y CFO	**DIRECTOR DE FINANZAS**

MEXICO, D.F., A 28 DE OCTUBRE DE 2005

9

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **3** AÑO: **2005**
SANLUIS CORPORACION , S. A. DE C. V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $246,935 EN 2005 Y $ 288,864 EN 2004 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Los cálculos del anexo de Datos por Acción se realiza con información de los últimos doce meses, y el número de acciones que se toman para el cálculo son 289,729,708 acciones en circulación a la fecha de los estados financieros.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por un monto neto de US$ 14.6 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.